FOR immediate RELEASE

Investor / Media Relations:
Chris Burns Ph: 800-252-3526	David Marshall Ph: 353-1-709-4444
Elan Announces Pfizer’s Release of A Top-Line Result In First Of Four Bapineuzumab Phase 3 Trials

Dublin – July 23, 2012 – Elan Corporation, plc (NYSE:ELN) announced today that Pfizer has issued a top-line result in the first of four Bapineuzumab Phase 3 studies carried out by Pfizer and Janssen AI. The press release can be accessed on http://www.pfizer.com/news/press_releases/pfizer_press_release.jsp?guid=20120723006412en&source=RSS_2011&page=1

As referenced in the Pfizer announcement, Study 302 is the first of four placebo-controlled Phase 3 studies to complete a comprehensive development program of bapineuzumab IV. Jansen AI is leading two Phase 3 studies of patients who are ApoE4 carriers (Study 302) and non-carriers (Study 301) at sites primarily in North America. Pfizer is conducting two Phase 3 studies of patients who are ApoE4 carriers (Study 3001) and non – carriers (Study 3000) at sites primarily outside North America.

As further referenced in the announcement, the topline results from Study 301 in patients with mild – to – moderate Alzheimer’s who do not carry the ApoE4 genotype will soon be available.

In September 2009, as a result of its transaction with Johnson & Johnson, Elan acquired a 49.9% interest in Janssen AI.

About Elan

Elan is a neuroscience focused biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. For additional information about Elan, please visit http://www.elan.com.

SOURCE: Elan Corporation, plc